Exhibit G-3

National Fuel Gas Company  (70-       )
Notice of Proposal to Implement Award and Option Plan; Order Authorizing Solicitation of Proxies

         National Fuel Gas Company ("NFG"), 10 Lafayette Square, Buffalo, New York 14203, a registered holding company, has filed a declaration under Sections 6(a), 7, 12(e) of the Act and Rules 62 and 65 thereunder.
         NFG plans to adopt and seeks Commission approval of the NFG 1997 Award and Option Plan ("Plan"). The Plan will be administered by the Compensation Committee of the Board of Directors or another committee so designated ("Committee"). No member of the Committee is eligible to be selected to participate in the Plan. The Plan authorizes the Committee, at its discretion, to grant awards from December 13, 1996 through December 12, 2006 to key employees of NFG or any of its 80% or more owned subsidiaries. Under the Plan,
1.8 million shares of common stock of NFG are available for grant. Awards covering no more than 300,000 shares of Common Stock may be granted to any participant in any fiscal year.
         NFG's Board of Directors may suspend or terminate the Plan at any time and may also amend the Plan at any time, provided however, that any such amendment may be subject to shareholder approval (i) at the discretion of the Board and (ii) to the extent that shareholder approval may be required by law.
         The following types of awards may be available under the Plan: (1) stock options, including incentive stock options; (2) stock appreciation rights ("SARs"), the right to receive a payment equal to the appreciation in market value of a stated number of shares of common stock from the SARs' exercise price to the market value on the date of exercise; (3) common stock of NFG, including restricted stock; (4) common stock units; (5) performance shares; (6)
performance units; and (7) any award established by the Committee which is consistent with the Plan's purpose, are as described in the Plan.
         The Plan provides for the forfeiture of awards in the event of termination of employment of a reason other than death, disability, retirement, or any approved reason, unless the award provides otherwise. Forfeiture is also required if, in the Committee's opinion, the participant competes with NFG without its written consent, or if he acts in a manner inimical to NFG's best interests.
         The Committee may unilaterally amend any award if, in the Committee's opinion, such amendment is not adverse to the participant. NFG may deduct from any payment under the Plan the amount of any applicable income and employment taxes, or may require the participant to pay such taxes as a condition to making such payment. The Committee may allow the participant to satisfy this obligation by withholding from any payment of common stock due, or by delivering to NFG, shares of common stock with a fair market value equal to the amount of applicable taxes.
         NFG intends to solicit proxies from its commons shareholders to approve the Plan at NFG's Annual Meeting of Stockholders on or about February 20, 1997. NFG requests that the effectiveness of its declaration with respect to the solicitation of proxies for voting by its shareholders to approve the proposed Plan be permitted to become effective forthwith as provided in Rule 62(d).
         It appearing to the Commission that NFG's declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith, pursuant to Rule 62:
         IT IS ORDERED, that the declaration regarding the proposed solicitation of proxies, be, and it hereby is, permitted to become effective forthwith, under Rule 62, and subject to the terms and conditions as prescribed in Rule 24 under the Act.
         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                                              Jonathan  G. Katz
                                                              Secretary